Liberty Entertainment, Inc.

12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5400

October 16, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Liberty Entertainment, Inc.
Registration Statement on Form S-4 (File No. 333-158795)

Ladies and Gentlemen:

Liberty Entertainment, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 (the “Filing”) of the Issuer to 5:00 p.m. (New York City time) on October 20, 2009, or as soon as practicable thereafter.

In connection with the foregoing request, the Issuer hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Liberty Media Corporation

By:	/s/ Craig Troyer
Name:	Craig Troyer
Title:	Deputy General Counsel and
Vice President